PROXY RESULTS
   During the six months ended June 30, 2005, Cohen & Steers Premium Income Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 28, 2005. The description of each proposal and number of shares voted are as follows:

Common Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 30,566,062 	 265,633
Richard E. Kroon	 30,552,861 	 278,834
C. Edward Ward, Jr.	 30,550,388 	 281,307


Preferred Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 10,840 	186
Richard E. Kroon	 10,840 	186
Willard H. Smith Jr.	 10,840 	186
C. Edward Ward, Jr.	 10,840 	186